SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*
Constellium N.V.
(Name of Issuer)

Class A Ordinary Shares, nominal value €0.02
(Title of Class of Securities)

NN22035 104
(CUSIP Number)

Ellen J. Odoner, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
Caisse des Dépôts et Consignations
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
12,846,969 shares of Class A ordinary shares
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
12,846,969 shares of Class A ordinary shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,846,969 shares of Class A ordinary shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3%*
14		TYPE OF REPORTING PERSON
OO
* The decrease in the Reporting Person’s percentage ownership of the Issuer’s Ordinary Shares since the filing of the initial Schedule 13D on June 10, 2013 resulted solely from an increase in the number of Ordinary Shares outstanding since that time and is not due to any transactions in the Ordinary Shares by the Reporting Persons.

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
Bpifrance Participations (f/k/a Fonds Stratégique d’Investissements)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
12,846,969 shares of Class A ordinary shares
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
12,846,969 shares of Class A ordinary shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,846,969 shares of Class A ordinary shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3%
14		TYPE OF REPORTING PERSON
OO
* The decrease in the Reporting Person’s percentage ownership of the Issuer’s Ordinary Shares since the filing of the initial Schedule 13D on June 10, 2013 resulted solely from an increase in the number of Ordinary Shares outstanding since that time and is not due to any transactions in the Ordinary Shares by the Reporting Persons.

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
BPI-Groupe (bpifrance)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
12,846,969 shares of Class A ordinary shares
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
12,846,969 shares of Class A ordinary shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,846,969 shares of Class A ordinary shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3%
14		TYPE OF REPORTING PERSON
OO

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
EPIC BPI-Groupe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3		SEC USE ONLY

4		SOURCE OF FUNDS
WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
12,846,969 shares of Class A ordinary shares
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
12,846,969 shares of Class A ordinary shares
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,846,969 shares of Class A ordinary shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.3%
14		TYPE OF REPORTING PERSON
OO

This Amendment No. 1 (this “Amendment No. 1”) amends the Statement on Schedule 13D relating to Ordinary Shares of the Issuer filed by Caisse des Dépôts et Consignations and Bpifrance Participations (f/k/a Fonds Stratégique d’Investissements) with the Securities and Exchange Commission on June 10, 2013.  Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 1 is being filed to reflect a change in ownership of Bpifrance Participations.  .  It also reflects a decrease in the Reporting Persons’ percentage ownership of the Issuer’s Ordinary Shares, which resulted solely from an increase in the number of Ordinary Shares outstanding since the filing of the initial Schedule 13D and is not due to any transactions in the Ordinary Shares by the Reporting Persons. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D as amended to date.

Item 1.           Security and Issuer

This Amendment No. 1 relates to the Class A ordinary shares, nominal value €0.02 (the “Ordinary Shares”), of Constellium N.V. (the “Issuer”).  The principal executive offices of the Issuer are located at Tupolevlaan 41-61, 1119 NW Schiphol-Rijk, The Netherlands.

Item 2.           Identity and Background

Item 2 is hereby restated in its entirety as follows:

This Amendment No. 1 is filed jointly by (i) the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”), (ii) Bpifrance Participations (f/k/a Fonds Stratégique d’Investissements), a société anonyme incorporated under the laws of the Republic of France (“Bpifrance”), (iii) BPI-Groupe (bpifrance), a société anonyme incorporated under the laws of the Republic of France (“BPI”), and (iv) EPIC BPI-Groupe, a French public institution of industrial and commercial nature (“EPIC”).  CDC, Bpifrance, BPI and EPIC are referred to herein collectively as the “Reporting Persons.”  The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, BPI and EPIC is 27-31 avenue du Général Leclerc 94700 Maisons-Alfort, France.

As previously reported, Bpifrance is a French public investment fund specializing in the business of equity financing via direct investments or fund of funds.  On July 12, 2013, Bpifrance became a wholly-owned subsidiary of BPI, a French financial institution especially created to this end. CDC and EPIC each hold 50% of the share capital of BPI and jointly control BPI. As previously reported, CDC, a French special public entity, is principally engaged in the business of long-term investments.  EPIC, a French public institution of industrial and commercial nature, is principally engaged in the business of banking finance.

As of the date hereof, Bpifrance holds directly 12,846,969 Ordinary Shares. As of the date hereof, neither BPI, CDC nor EPIC holds any Ordinary Shares directly.  BPI may be deemed to be the beneficial owner of 12,846,969 Ordinary Shares, indirectly through its sole ownership of Bpifrance. CDC and EPIC may be deemed to be the beneficial owners of 12,846,969 Ordinary Shares, indirectly through their joint ownership and control of BPI.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance, BPI, CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in

Appendices A, B, C and D to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 5.           Interest in Securities of the Issuer

Item 5(a) is hereby restated in its entirety as follows:

(a)
See the information contained on the cover pages of this Amendment No. 1, which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 104,062,866 outstanding Ordinary Shares of the Issuer as of June 24, 2013, as listed in the register of The Netherlands Authority for Financial Markets (AFM).

Item 7.           Material to Be Filed as Exhibits

Exhibit 1:         Joint Filing Agreement dated as of July 25, 2013, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: July 25, 2013

CAISSE DES DÉPÔTS ET CONSIGNATIONS

By:	/s/ Alain Minczeles
	Name:	Alain Minczeles
	Title:	Head of Finance Division

BPIFRANCE PARTICIPATIONS (f/k/a FONDS STRATÉGIQUE D’INVESTISSEMENT)

By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	Chairman of the Board and Chief Executive Officer

BPI-GROUPE (BPIFRANCE)

By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	Chief Executive Officer

EPIC BPI-GROUPE

By:	/s/ Bruno Durieux
	Name:	Bruno Durieux
	Title:	Chairman of the Board and Chief Executive Officer

APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations (f/k/a Fonds Stratégique d’Investissement) are set forth below. The business address of each director and executive officer is c/o Bpifrance Participations, 27-31 avenue du Général Leclerc 94700 Maisons-Alfort, France.

DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chairman, Chief Executive Officer of Bpifrance Participations, and of BPI-Groupe (bpifrance)

FRANCK SILVENT	Director, Director of the Caisse des Dépôts Group Finance, Strategy, and International Department Subsidiaries

ANTOINE COLAS	Director, Special advisor to the Chief Executive Officer of Caisse des dépôts

CATHERINE MAYENOBE	Director, Director of the Programme d’investissements d’avenir Mission at Caisse des Dépôts and Paris Capital Numérique Prefiguration Mission

DAVID AZEMA	Director, Chief Executive Officer of the Agence des Participations de l’Etat

PASCAL FAURE	Director, General Director of the General Directorate for Competitiveness, Industry and service of the Ministry of Economy and Finance

FREDERIC SAINT-GEOURS	Director, Special advisor to the Chairman of the management board of Peugeot SA, President of France's Metallurgy Industries Confederation (UIMM)

FLORENCE PARLY	Director, Executive Vice President - Passenger Activity Paris-Orly and French Stations at Air France

MAYA ATIG	Director, Deputy Chief Executive of the Agence France Trésor

LAURENCE DEBROUX	Director, Executive Vice-President, Finance and Administration at JCDecaux

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JEAN-YVES GILET	Executive Director

PIERRE BENEDITTI	Chief Financial Officer

APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPI-GROUPE (BPIFRANCE)

The name, business address and present principal occupation or employment of each of the directors and executive officers of BPI-Groupe (bpifrance) are set forth below. The business address of each director and executive officer is c/o BPI-Groupe (bpifrance), 27-31 avenue du Général Leclerc 94700 Maisons-Alfort, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

JEAN-PIERRE JOUYET	Chairman, Chief Executive Officer of Caisse des Dépôts et Consignations

NICOLAS DUFOURCQ	Director, Chairman and Chief Executive Officer of Bpifrance Participations and Chief Executive Officer of BPI-Groupe (bpifrance)

DELPHINE D’AMARZIT	Director, Head of department at the General Directorate of the Treasury of the Ministry of Economy and Finance

MAUD BAILLY-TURCHY	Director, Senior Financial Controller with the State Financial Audit Department of the Ministry of Economy and Finance

DAVID AZEMA	Director, Chief Executive Officer of the Agence des Participations de l’Etat (French state shareholding agency)

LOUIS GALLOIS	Director, General Commissioner for Public Investment

SEGOLENE ROYAL	Director, Chairman of the Regional Council of Poitou-Charente

JEAN-PAUL HUCHON	Director, Chairman of the Regional Council of Ile de France

FRANCK SILVENT	Director, Director of the Caisse des Dépôts group Finance, Strategy, Subsidiaries and International Department

ALINE MORANCHO	Director, General Director of the General Directorate of the Caisse des Dépôts for Burgundy

AGNES PANNIER-RUNACHER	Director, Deputy Managing Director of Compagnie des Alpes

AMELIE FAURE	Director, Entrepreneur, Chairman of the Board of Directors of Augure

NICOLAS THERY	Director, Deputy Chief Executive Office of the Groupe Crédit-Mutuel-CIC, Chairman and Chief Executive Officer of Banque CIC Est

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS ET CONSIGNATIONS

The name, business address and present principal occupation or employment of each of the directors and executive officers of Caisse des Dépôts et Consignations, are set forth below. The business address of each director and executive officer is c/o Caisse des Dépôts et Consignations, 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

JEAN-PIERRE JOUYET	Chief Executive Officer

ANDRE LAURENT MICHELSON	Group Corporate Secretary

FRANCOIS BACHY	Group Corporate Communications Director

BENJAMIN DUBERTRET	Saving Funds Director

NATHALIE GILLY	Banking Services Director

BRIGITTE GOTTI	Group Human Resources Director

ANNE-SOPHIE GRAVE	Pensions and Solidarity Director

STEPHANE KEITA	Regional and Local Development and Network Director

OLIVIER MAREUSE	Group Finance Director

JEAN MARC MORIN	Deputy Group Corporate Secretary and Head of Legal and Tax Department

FRANCK SILVENT	Director of the Caisse des Dépôts Group Finance, Strategy, Subsidiaries and International Department

LAURENT VIGIER	Director of European and International Affairs, Permanent Representative of the Caisse des Dépôts Group to the European Institutions

APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPI-GROUPE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC BPI-Groupe are set forth below. The business address of each director and executive officer is c/o EPIC BPI-Groupe, 27-31 avenue du Général Leclerc 94700 Maisons-Alfort, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

BRUNO DURIEUX	Chairman, Chief Executive Officer of EPIC BPI-Groupe

DELPHINE D’AMARZIT	Director, Head of department at the General Directorate of the Treasury of the Ministry of Economy and Finance

JULIETTE D’ABOVILLE	Director, Head of the Legal Department of the Agence des Participations de l’Etat (French state shareholding agency)

VINCENT MOREAU
Director, Deputy Director of the 3d Sub Directorate (Education, Research and Higher Education, Energy, State Holdings, Industry, Innovation) of the General Directorate for Budget of the Ministry of Economy and Finance

BENJAMIN GALLEZOT	Director, Deputy General Director of the General Directorate for Competitiveness, Industry and Service of the Ministry of Economy and Finance

LAURENCE HARTMANN	Director, Deputy of the Executive Officer of the Partnerships and Value-creation Department of the Ministry of Higher Education and Scientific Research

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

BRUNO DURIEUX	Chief Executive Officer